Exhibit 99.1

Organigram Launches First Range of THCV Products Derived from Moncton-Grown Whole Flower

First lineup of THCV products enabled by Organigram’s strategic investment in Phylos Bioscience

TORONTO--(BUSINESS WIRE)--August 28, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to launch its first range of whole-flower derived THCV products through the Company’s popular SHRED and newly re-launched Trailblazer brands.

Reaffirming its commitment to forward-looking innovation, Organigram strives to maintain a competitive advantage in the cannabis industry, most recently through its strategic investment in Phylos Bioscience, a US-based leader in cannabis genetics. Through this investment, Organigram cultivates and extracts THCV in-house in its state-of-the-art Moncton facility and is currently believed to be the only Canadian licensed producer (LP) to do so.

THCV is a novel and rare cannabinoid often referenced for its appetite suppressing effects1. THCV is a compelling offering for consumers because, like CBD, it is reported to be non-psychoactive 2, and acts as an antagonist for some of the qualities associated with THC. For example, THCV is reported to mitigate the appetite stimulation 1 associated with THC, earning it the nickname “Diet Weed”, and is also gaining popularity for its reported ‘super sativa’ effects of wellness, energy and focus.2

Organigram has exclusive Canadian rights to all THCV cultivars from Phylos, including Get S**t Done (1:3 THC:THCV) and Joyride (1:1 THC:THCV), two popular cultivars with THCV concentrations that are significantly higher than anything else currently available in the market. Phylos has developed, and continues to develop, proprietary high-THCV genetics in various THC:THCV ratios where each ratio creates a differentiated user experience and can be delivered in a wide range of product formats.

“At Organigram, our commitment to scientific excellence, rigorous research, and consumer-driven innovation sets us apart in the industry,” says Borna Zlamalik, Senior Vice President of Innovation and R&D at Organigram. “We are currently the only licensed Canadian cannabis company to be cultivating and extracting from THCV flower, meaning that our products are made from the entire cannabis flower, including cannabinoids, terpenes, flavonoids, and other compounds. They are extracted directly from the cannabis plant using methods like CO2 and solventless cold water extraction. Our products are naturally (and not synthetically) derived, not created through chemical processes in a laboratory setting. This is a testament to our extraordinary R&D, exceptional talent, and the incredible capabilities we have in-house,” he added.

Organigram’s first THCV range of products include:

  SHRED’ems Guava Lime Go–Time: This exotic new flavour profile, bursting with guava and lime flavours provides a unique cannabinoid experience with an initial 1:1 THC:THCV (10mg THC + 10mg THCV) ratio per pack. An entry point for those looking to experience this new minor cannabinoid.
  Trailblazer Zen Garden Grapefruit: A THCV-forward, grapefruit flavoured sugar-free gummy, that offers more THCV than any other gummy in the market with an initial 1:2 THC:THCV (10mg THC + 20mg THCV) ratio per pack.

“In this era of heightened awareness, we recognize that consumers expect more from cannabis producers, and our commitment as an industry-leading Licensed Producer is to exceed those expectations. By harnessing the power of THCV through our strategic investment, we are reshaping the cannabis experience for consumers,” says Megan McCrae, Senior Vice President of Marketing and Communications at Organigram.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada. Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate including change in regulation of minor cannabinoids such as THC-V, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Footnotes:

  Jadoon, Khalid A et al. “Efficacy and Safety of Cannabidiol and Tetrahydrocannabivarin on Glycemic and Lipid Parameters in Patients With Type 2 Diabetes: A Randomized, Double-Blind, Placebo-Controlled, Parallel Group Pilot Study.” Diabetes care vol. 39,10 (2016): 1777-86. doi:10.2337/dc16-0650 https://pubmed.ncbi.nlm.nih.gov/27573936/
  Cascio, Maria Grazia et al. “The phytocannabinoid, Δ⁹-tetrahydrocannabivarin, can act through 5-HT₁A receptors to produce antipsychotic effects.” British journal of pharmacology vol. 172,5 (2015): 1305-18. doi:10.1111/bph.13000 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4337703/

Contacts

For Investor Relations enquiries:

Max Schwartz
Director of Investor Relations
investors@organigram.ca
Organigram

For Media enquiries:
Megan McCrae
Senior Vice President of Marketing and Communications
megan.mccrae@organigram.ca
Organigram